June 3, 2005

L. Cecily Hines, Vice President
Ev3 Inc.
4600 Nathan Lane North
Plymouth, Minnesota 55442


Re:	ev3 Inc.
	Amendment No. 2 to Registration Statement on Form S-1
      Filed May 27, 2005
	Amendment No. 3 to Registration Statement on Form S-1
	Filed May 31, 2005
      File No. 333-123851

Dear Ms. Hines:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 13

1. We note that you could incur potential penalties, fees, interest and duty payments related to information incorrectly reported on certain shipments to the United States and Europe. If material, it appears that appropriate footnote disclosure should be provided. Please revise or advise.

Capitalization Table, page 40

2. Revise to reconcile the number of outstanding shares of common stock on page 41of 83,911,685 to the amount on the consolidated balance sheet on page F-5 of 80,907,353. It appears that the difference relates to the 3,004,332 shares for The Vertical Group. Please revise or advise.

3. We note the number of outstanding common membership units of 15,789,299 on your Capitalization Table as of April 3, 2005. Please tell us what common membership units existed as of April 3, 2005. Specifically why do you include the Warburg Pincus shares of 10,804,500 and not the Vertical Group shares of 3,004,332. Also, tell us why this does not reconcile to your unaudited balance sheet as of
April 3, 2005 on page F-5.

Government Regulation, page 98

4. We note the disclosure added on pages 101-102 and 104 disclosing recent reports to the FDA regarding complications that occurred in the use of your products. Expand the risk factors section to discuss, or tell us why you believe no further disclosure is warranted.

Consolidated Financial Statements

Combined Consolidated Statements of Operations, page F-6

5. Please tell us why the weighted average units outstanding and the loss per membership unit for the years ended December 31, 2003 and 2004 changed from those amounts previously reported.

Note 23. Subsequent Events, page F-50

6. We note from January 1, 2005 to May 25, 2005 you reported 34 medical device reports to the FDA, two of which were patient deaths associated with the use of your product. Please tell us if any litigation has been filed related to these reports. Also, you should update your disclosure to discuss these matters. If you believe no additional disclosure is necessary, please explain.


* * * * * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Julie Sherman at (202) 551-3640 or Angela
Crane
at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan
Morris
at (202) 551-3601 or me at (202) 551-3805 with any other
questions.


      			Sincerely,



      			Peggy Fisher
      Assistant Director


cc. 	Tracy Kimmel (King & Spalding)
	VIA TELEFAX  212-556-2222





L. Cecily Hines, Vice President
Ev3 Inc.
June 3, 2005
Page 3